<u>EXHIBIT 99.2</u>

<u>AGREEMENT OF REPORTING PERSONS</u>

The Agreement of Reporting Persons between W. R. Berkley Corporation and Berkley Insurance Company filed as Exhibit 99.2 to the Schedule 13G as of February 10, 2026, is incorporated herein by reference.